UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

SCHEDULE 13G/A

Amendment No. 4
Under the Securities Exchange Act of 1934

_______________________________

 EAGLE POINT CREDIT COMPANY INC.
__________________________________________________________________________
 (Name of Issuer)

Common Stock, par value $0.001 per share
 __________________________________________________________________________
(Title of Class of Securities)

269808101
 __________________________________________________________________________
(CUSIP Number)

December 31, 2018
  __________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808101	13G	Page 1 of 7 Pages

1		NAME OF REPORTING PERSONS Fitzwilliam Insurance Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (see instructions) IC

CUSIP No. 269808101	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Kenmare Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (see instructions) IC

CUSIP No. 269808101	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (see instructions) IC

CUSIP No. 269808101	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:
Eagle Point Credit Company Inc. (the "Issuer")

(b)	Address of Issuer’s Principal Executive Offices:
20 Horseneck Lane
Greenwich, CT 06830

Item 2.

(a)	Name of Persons Filing:

(1)Fitzwilliam Insurance Limited (“FIL”);
(2)Kenmare Holdings Ltd. (“Kenmare”); and
(3)Enstar Group Limited (“Enstar” and, collectively with FIL and Kenmare, the “Reporting Persons”)

(b)	Address of Principal Business Office(s):
P.O. Box HM 2267
Windsor Place, 3rd Floor
22 Queen Street
Hamilton, Bermuda HM JX

(c)	Citizenship:
Each Reporting Person is organized under the laws of Bermuda.

(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

(e)	CUSIP Number:
269808101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)    ☐    Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the
“Exchange Act”);
(b)    ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1
(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with Rule 13d-1
(b)(1)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act;
(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)    ☐    A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 269808101	13G	Page 5 of 7 Pages

Item 4. Ownership.

(a)	Amount Beneficially Owned:
As of December 31, 2018, none of the Reporting Persons owned shares of Common Stock of the Issuer.

(b)	Percent of Class:
0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

The information in Items 5 through 8 on pages 1 through 3 of this statement is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of a Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 269808101	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019
Fitzwilliam Insurance Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Director

Kenmare Holdings Ltd.

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Director

Enstar Group Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Chief Financial Officer

CUSIP No. 269808101	13G	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 13, 2019

Fitzwilliam Insurance Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Director

Kenmare Holdings Ltd.

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Director

Enstar Group Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Chief Financial officer